Playa Hotels & Resorts N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

May 1, 2017

VIA EDGAR

Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3628

Re:	Playa Hotels & Resorts N.V. (the “the Registrant”)
Registration Statement on Form S-1 (File No. 333-217097)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-217097) filed by the Registrant on April 3, 2017, as amended by Amendment No. 1 filed on May 1, 2017, be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Washington D.C. time on May 2, 2017 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael E. McTiernan of Hogan Lovells US LLP at (202) 637-5684 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Sincerely,

Playa Hotels & Resorts N.V.

By:	/s/ Bruce D. Wardinski
Bruce D. Wardinski
Chief Executive Officer